August 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.

Amendment No. 4 Draft Registration Statement on Form F-1

Submitted May 27, 2022

CIK No. 0001893645

Dear Ms. Adams:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 2, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001893645) submitted by the Company on May 27, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is publicly filing via EDGAR its Registration Statement (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Registration Statement marked to indicate changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

August 10, 2022

Amendment No. 3 to Draft Registration Statement

Prospectus Summary, Page 1

1.	We reissue comment 2. We note the added summary risk factor; however, it does not describe the risk that the FDA will reject your submission under the de novo pathway and require you to submit pursuant to a different pathway, which investors will not know prior to the offering. Revise to clarify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 18 of the Registration Statement to clarify that in the event a de novo pathway submission is rejected, the Company may be required to pursue a different pathway, such as a premarket approval pathway, which can be a lengthier and more rigorous process.

Certain U.S. Federal Income Tax Considerations, page 137

2.	We note the revisions to this section. Revise to eliminate the term “certain,” and the qualifiers that this is a "general summary" from the heading and the second full paragraph and throughout this section and revise the discussion to clarify that you have described the material U.S. federal tax consequences.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 138 of the Registration Statement to eliminate the term “certain,” and the qualifiers that this disclosure is a “general summary” so the disclosure better clarifies that it describes material U.S. federal tax consequences.

3.	Your revision in the introduction from "ordinary shares" to "equity securities" has been carried through to the summary risk factors on page 6 and the risk factor on page 51; however, it does not appear, from the disclosure in this section, that the summaries on pages 6 and 51 correctly describe the consequences to warrant holders, who are now part of "equity securities." Compare those sections to the disclosure on pages 139-140. Please revise the summary risk factor on page 6 and the risk factor on page 51, as well as any other applicable disclosure in the document affected by this change, or advise us why no revision is needed. Add a risk factor that addresses the separate risks posed by the warrants assuming you will be a PFIC for the most recent tax year and the different PFIC rules applying to the warrants. Highlight that risk in the summary risk factors. Finally, we note the disclosure, for example, on page 6, that the company believes it likely was a PFIC for federal tax purposes in 2021. It is now June 2022. Revise to clarify if that determination has been made.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 52 of the Registration Statement to clarify that the term “equity securities” includes warrants, such that the disclosure makes clear that holders of warrants are subject to the risks described. In addition, the Company revised its disclosure on pages 6 and 51 to include an additional risk factor that is unique to warrant holders – that a QEF election and a mark-to-market election will be unavailable to holders if the Company is deemed to be a PFIC.

The Company respectfully advises the Staff that it has not yet made a determination on PFIC status for federal tax purposes in 2021. The Company has revised its disclosure on pages 52 and 140 to clarify that although it likely believes it was a PFIC for 2021, no definitive determination has been made.

Please contact me at +1 312.372.2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Registration Statement.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer